UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38051

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SOS Limited

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(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street
West Coast New District, Qingdao City, Shandong Province 266400
People’s Republic of China
+86-532-86617117

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Disposition Agreement

On November 2, 2022, SOS Limited (the “Company”), S International Group Limited (“S International”), a British Virgin Islands company and the Company’s wholly owned subsidiary, and S International Holdings Limited, a Cayman Islands exempt company (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase S International in exchange for cash consideration of $17,000,000 (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of S International and as a result, assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by S International.

S International owns 100% of the issued shares in S International Holdings Limited, which owns 100% of the issued shares in Qingdao S Investment Holding Limited (“WFOE”). WFOE controls Qingdao SOS Industrial Holding Co., Ltd. (the “VIE”) through a series of contractual agreements with the VIE and the shareholders of the VIE dated November 2(nd) . The VIE owns 100% of the equity interests in each of SOS Information Technology Co., Ltd. and Qingdao SOS Digital Technologies Inc. The Company does not believe that the Disposition will have a significant, material impact on the Company’s consolidated financial statements.

Mr. Yandai Wang, chief executive officer and chairman of the Board of Directors (the “Board”) of the Company, holds 45% of the Purchaser’s equity interests, and Ms. Yilin Wang, original shareholder of the VIE and legal representative of SOS Information Technology Co., Ltd., a subsidiary of the VIE, holds 40% of the Purchaser’s equity interests. As a result, the proposed Disposition is a related party transaction that requires the review and approval of a Special Committee of the Board which consists of disinterested directors of the Board (the “Special Committee”).

The closing of the Disposition is subject to certain closing conditions including the payment of the Purchase Price, the receipt of a fairness opinion from Access Partner Consultancy & Appraisals Limited and the approval of the Company’s shareholders. The notice of the Annual General Meeting of Shareholders which includes a proposal for the Company’s shareholders to approve the proposed Disposition is attached hereto as Exhibit 99.1. A copy of the Disposition SPA is attached hereto as Exhibit 99.5.

The Disposition was approved by the Special Committee and the Board of the Company.

Below is the Company’s structure chart before the completion of the Disposition.

Below will be the Company’s structure chart after the completion of the Disposition.

Exhibits

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders of SOS Limited to be held on December 5, 2022 (the “2022 AGM”)
99.2	Form of Proxy for the 2022 AGM
99.3	Depositary’s Notice of 2022 AGM
99.4	Voting Instructions of American Depositary Shares for the 2022 AGM
99.5	Share Purchase Agreement by and among SOS Limited, S International Holdings Limited and S International Group Limited, dated November 2, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2022	SOS Limited
	By:	/s/ Yandai Wang
	Name:	Yandai Wang
	Title:	Chief Executive Officer